Exhibit 99.1


                              FOR IMMEDIATE RELEASE



Investors:                                                Media:
Emer Reynolds                                             Anita Kawatra
Ph:  353-1-709-4000                                       Ph:  212-407-5755
     800-252-3526                                              800-252-3526



                ELAN FILES AMENDMENT TO NEW DRUG APPLICATION FOR
             PRIALT(TM)FOR SEVERE CHRONIC PAIN BASED ON ADDITIONAL
                            EFFICACY AND SAFETY DATA


     DUBLIN, IRELAND -- June 28, 2004 - Elan Corporation, plc today announced that it has submitted an amendment to its New Drug Application (NDA) to the U.S. Food and Drug Administration (FDA) for approval of Prialt(TM) (ziconotide) for the treatment of severe chronic pain. The company anticipates a review time of approximately six months.

     This amendment to the original NDA incorporates results from the most recent Phase III trial, which demonstrated a statistically significant result with Prialt, at lower doses and following a slower titration schedule than had been studied in prior double-blind trials. Elan will not disclose detailed findings from this Phase III study until the FDA has reviewed them. The company plans to present these data at a major scientific meeting.

     "We are encouraged about the new findings, which complement the data from the previously disclosed trials," said Lars Ekman, MD, executive vice president, and president Research and Development, Elan. "The total clinical database on Prialt represents one of the most comprehensive bodies of research on intrathecal pain management to date, and is evidence of Elan's sustained commitment to patients with severe chronic pain who desperately need additional treatment options."


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     About Prialt Clinical Trials

     The FDA had previously issued an approvable letter for Prialt, in which the agency requested additional information. A third trial was conducted in response to the FDA's request for an additional clinical study. This trial evaluated the efficacy and safety of lower doses of Prialt and a slower titration schedule than was used in two previous Phase III studies. The study met its primary endpoint of a significant improvement on the Visual Analog Scale of Pain Intensity in the Prialt group as compared to the placebo group.

     Prior double-blind studies have also indicated benefit in patients with severe chronic pain related to cancer, AIDS, or non-malignant causes.

     The most commonly reported adverse events among patients receiving Prialt in the latest trial were dizziness, nausea, asthenia, somnolence, diarrhea, and confusion.

     About Prialt

     Prialt is the first drug in a new class of non-opioid analgesics called N-type calcium channel blockers (NCCBs), administered intrathecally (directly into the fluid surrounding the spinal cord through a surgically implanted catheter), for the treatment of severe chronic pain. Prialt, a synthetic equivalent of a naturally occurring conopeptide found in a marine snail known as Conus magus, selectively blocks calcium channels on the nerves that ordinarily transmit pain signals to the brain.

     About Elan

     Elan Corporation, plc is a neuroscience-based biotechnology company that is focused on discovering, developing, manufacturing and marketing advanced therapies in neurology, autoimmune diseases, and severe pain. Elan (NYSE:
     ELN) shares trade on the New York, London and Dublin Stock Exchanges. For additional information about the company, please visit http://www.elan.com.

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     Safe Harbor/Forward Looking Statements

     This news release contains forward-looking statements by Elan that involve risks and uncertainties and reflect the company's judgment as of the date of this release. Actual events or results may differ from the company's expectations. For example, the review time for the Prialt NDA may not be approximately six months. A further list of risks, uncertainties and other matters can be found in Elan's Annual Report on Form 20-F for the year ended December 31, 2003 and in Elan's Reports of Foreign Issuer on Form 6-K filed with the United States Securities and Exchange Commission. Elan assumes no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.